02051628

P.E 7·31·02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2002

SEC MAIL PROCESSING
RECEIVED
AUG 1 2 2002
WASH, D.C. 165 SECTION

El Nino Ventures Inc.
(Translation of registrant's name into English)

2303 West 41st Avenue
Vancouver, BC V6M 2A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F X   Form 40F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes X   No ____

PROCESSED
AUG 1 9 2002
THOMSON FINANCIAL

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule. 0-31108

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

El Nino Ventures Inc.
(Registrant)

Date: August 8, 2002

(Signature)*
Taryn Downing
Corporate Secretary

*Print the name and title of the signing officer under his signature.

E L N
TSX SYMBOL

EL NINO VENTURES INC.
2303 West 41st Avenue, Vancouver, BC V6M 2A3
Telephone (604) 685-1870 Facsimile (604) 685-6550

August 13, 2002

VIA FACSIMILE: 202-942-9608

Securities and Exchange Commission
450 – 5th Street N.W.
Washington, DC 20549

Dear Sirs/Mesdames:

Re: El Nino Ventures Inc. (the "Company")

Pursuant to your telephone call today, please note that the 6-K filing for the above-noted Company previously filed on August 8, 2002 contained no additional attachments as there were no disseminations for the Company in the month of July, 2002.

We trust the foregoing to be satisfactory, however, if you have any questions please contact our office.

Yours truly,

EL NINO VENTURES INC.

CBrown

Charlotte Brown
Assistant Corporate Secretary

Encl.